REDSTONE LITERARY AGENTS INC.
                           1842 East Campo Bello Drive
                                Phoenix, AZ 85022
                 Telephone (602)867-0160 Facsimile (602)865-7313
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                                                                January 24, 2012

Mr. Scott Anderegg
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:   Redstone Literary Agents Inc.
      Amendment No. 6 to Registration Statement on Form S-1
      Filed January 9, 2012
      File No. 333-173164

Dear Mr. Anderegg,

Thank you for reviewing our registration statement. In response to our telephone conversation the Company has filed a form 424(b)(3) as requested with the two changes you noted. A request for acceleration for Friday, January 27, 2012 was filed subsequent to the 424(b)(3).

Sincerely,


/s/ Mary S. Wolf
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Mary S. Wolf
CEO & Director